04004685

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-38572 |

RECEIVED FEB 26 2004

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KESSLER & COMPANY INVESTMENTS, INC.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1725 BLAKE STREET
(No. and Street)

| DENVER, | COLORADO | 80202 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MAXINE A. JOHNSON 303-291-8451 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DELOITTE & TOUCHE, LLP
(Name – *if individual, state last, first, middle name*)

| 555 17TH STREET, SUITE 3600 | DENVER, | COLORADO | 80202 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 12 2004 THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, MAXINE A. JOHNSON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KESSLER & COMPANY INVESTMENTS, INC., as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KAREN HASCHENBURGER NOTARY PUBLIC STATE OF COLORADO

My Commission Expires 09/20/2007

Signature

Senior Vice President

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# *Kessler & Company Investments, Inc. (SEC I.D. No. 8-38572)*

*Statement of Financial Condition as of December 31, 2003 and Independent Auditors' Report and Supplemental Report on Internal Control Filed Pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.*

Deloitte & Touche LLP
Suite 3600
555 Seventeenth St.
Denver, Colorado 80202-3942

Tel: (303) 292-5400
Fax: (303) 312-4000
www.deloitte.com

Deloitte & Touche

## INDEPENDENT AUDITORS' REPORT

To the Shareholder of
Kessler & Company Investments, Inc.:

We have audited the accompanying statement of financial condition of Kessler & Company Investments, Inc. (the "Company") (a wholly-owned subsidiary of The Kessler Companies, Inc.) as of December 31, 2003, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Kessler & Company Investments, Inc. at December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 24, 2004

# KESSLER & COMPANY INVESTMENTS, INC.

## STATEMENT OF FINANCIAL CONDITION
## DECEMBER 31, 2003

### ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 619,027 |
| Receivable from clearing broker | 317,506 |
| Due from affiliates | 1,942,793 |
| Prepaid expenses and other assets | 82,500 |
| Furniture and equipment (net of accumulated depreciation of $133,087) | 12,212 |
| TOTAL ASSETS | $2,974,038 |

### LIABILITIES AND SHAREHOLDER'S EQUITY

| | |
|---|---|
| LIABILITIES: | |
| Accounts payable and accrued expenses | $ 169,314 |
| Due to affiliate | 57,000 |
| Total liabilities | 226,314 |
| COMMITMENTS AND CONTINGENCIES | |
| SHAREHOLDER'S EQUITY: | |
| Common stock, $.01 par value; 100,000 shares authorized, issued and outstanding | 1,000 |
| Additional paid-in capital | 357,757 |
| Retained earnings | 2,388,967 |
| Total shareholder's equity | 2,747,724 |
| TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY | $2,974,038 |

See notes to statement of financial condition.

# KESSLER & COMPANY INVESTMENTS, INC.

## NOTES TO STATEMENT OF FINANCIAL CONDITION
## FOR THE YEAR ENDED DECEMBER 31, 2003

### 1. ORGANIZATION AND NATURE OF BUSINESS

Kessler & Company Investments, Inc. (the "Company") a Colorado corporation, is a wholly owned subsidiary of The Kessler Companies, Inc. (the "Parent Company"). The Company was incorporated on July 22, 1986 as a broker-dealer of securities. The Company is registered under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers.

The primary business purpose of the Company is to introduce customers to various clearing broker-dealers ("Clearing Brokers") on a fully disclosed basis, in order to assist the customers in making investments in U.S. Government Treasury securities and other high-quality sovereign debt securities.

### 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Cash and Cash Equivalents***—For purposes of the statement of cash flows, the Company considers all highly liquid instruments with maturities of three months or less at time of purchase to be cash equivalents. Cash equivalents are stated at cost, which approximates market.

***Fair Value of Financial Instruments***—The financial instruments of the Company are reported in the statement of financial condition at market or fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

***Furniture and Equipment***—Furniture and equipment are recorded at cost, and depreciation expense is provided over the assets' estimated useful lives on the straight-line method.

***Income Taxes***—The Company, with the consent of its ultimate shareholder, has elected to be an "S" corporation under the Internal Revenue Code. Instead of paying corporate income taxes, the ultimate shareholder of an "S" corporation is taxed individually on the Company's taxable income.

***Use of Estimates***—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

### 3. RELATED PARTY TRANSACTIONS

The Company has advanced funds to four affiliated entities related to the Company through common ownership. The advances are unsecured, do not bear interest, have no scheduled due dates and are recorded as due from affiliates in the accompanying statement of financial condition. The balance due from affiliates at December 31, 2003, is $1,942,793. The related entities primarily provide investment advice, leasing services and real estate development services.

Amounts due from affiliates are principally due from Kessler Investment Advisors, Inc. ("KIA"), an affiliated entity through common ownership. At December 31, 2003, advance to KIA totaled

$1,272,808. KIA has a shareholder's deficit of $1,645,037 at December 31, 2003. The Parent Company, together with its shareholder and KIA, have agreed to not cause the Company to demand payment of the amounts due from KIA until such time as KIA has the financial capacity to do so. The Parent Company and its shareholder have also committed future support of KIA's operations until it generates sufficient revenues to eliminate its financial dependency.

The Company has a receivable due from a related party that it expects to collect when the related party liquidates its real estate holdings. Amounts due as of December 31, 2003 totaled $498,425.

The Company leases office equipment from a related entity on a month-to-month basis. The balance due to an affiliate at December 31, 2003, is $57,000.

The Company leases its office space from a related entity under leases with annual renewals.

Effective June 2003, the Company entered into a service agreement with KIA whereby the Company is compensated $55,000 per month from KIA for its share of overhead costs.

## 4. COMMITMENTS AND CONTINGENCIES

The Company utilizes unaffiliated brokerage firms to provide securities clearing services. As part of these arrangements, the Company acts as an "Introducing Broker" and the unaffiliated brokerage firms act as Clearing Brokers. The clearing agreements require the Company to maintain minimum levels of net capital as required by the Securities and Exchange Commission. As a result of the securities clearing services, the Company has receivables from its clearing brokers. Generally, the receivables are collected upon settlement of the related securities transactions, which is usually three days subsequent to the securities transaction trade date.

## 5. NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company had net capital of $708,556, which was $693,469 in excess of its required net capital of $15,087. The Company's net capital ratio was 0.32 to 1.

## 6. EMPLOYEE BENEFIT PLANS

***Pension Plan***—The Company has a defined contribution money purchase plan covering all eligible employees. Annual required contributions by the Company to the plan are 5.7% of eligible compensation, as defined by the plan, not to exceed the maximum amount allowable under the applicable provisions of the Internal Revenue Code.

***Profit Sharing Plan***—The Company sponsors a profit sharing plan covering substantially all employees. Company contributions to the plan are discretionary. Effective March 31, 2003, the profit sharing plan was merged into the Company's Pension Plan.

***Simplified Employee Pension Plan***—The Company sponsors a simplified employee pension plan covering all eligible employees. Under the terms of the plan an eligible employee may set aside amounts

from his or her pay, as retirement savings contributions, up to the maximum amounts allowable under the applicable provisions of the Internal Revenue Code. Company contributions to the plan are discretionary.

## 7. CREDIT RISK

As a securities broker and dealer, the Company is engaged in various securities and brokerage activities servicing a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of customers. The Company's exposure to credit risk associated with nonperformance of these customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy their obligations and/or impair the value of the collateral.

Pursuant to its agreements with its clearing brokers, the Company is liable for amounts uncollected from customers introduced by the Company. The Company mitigates its exposure by dealing with introduced customers that are generally institutions, trusts and high net worth individuals.

* * * * *

Deloitte & Touche LLP
Suite 3600
555 Seventeenth St.
Denver, Colorado 80202-3942

Tel: (303) 292-5400
Fax: (303) 312-4000
www.deloitte.com

**Deloitte & Touche**

February 24, 2004

Kessler & Company Investments, Inc.
1725 Blake Street
Denver, Colorado 80202

Dear Sirs:

In planning and performing our audit of the financial statements of Kessler & Company Investments, Inc. (the "Company") (a wholly owned subsidiary of The Kessler Companies, Inc.) for the year ended December 31, 2003, on which we issued our report dated February 24, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and any other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP